                                 PERCLOSE, INC.
                               400 SAGINAW DRIVE
                         REDWOOD CITY, CALIFORNIA 94063
                            ------------------------

Dear Perclose Stockholder:

    You are cordially invited to attend our adjourned special meeting of stockholders on November 19, 1999. At the special meeting, we will ask you to vote on the merger of Perclose into a wholly-owned subsidiary of Abbott Laboratories. As a result of the merger, Perclose will become a wholly-owned subsidiary of Abbott.

    In the merger, for each share of Perclose common stock you own, you will be entitled to receive a number of shares of Abbott common stock determined by dividing (1) $54.00 by (2) the average closing price per share of Abbott common stock for the 20 full trading days preceding the date of the last full trading day before the adjourned special meeting of stockholders. In no event, however, will Abbott issue less than 1.10 shares or more than 1.35 shares of Abbott common stock for each share of Perclose common stock. Abbott common stock is listed on the New York Stock Exchange under the trading symbol "ABT." On November 5, 1999, Abbott common stock closed at $38 7/16 per share. Therefore, if the merger closed on that date, assuming an exchange ratio of 1.35 shares of Abbott common stock per share of Perclose common stock, holders of Perclose common stock would receive shares of Abbott common stock having a value of $51.89 per share. You will receive cash for any fractional shares of Abbott common stock which you would otherwise receive in the merger.

    Our special stockholder meeting on October 8, 1999 was adjourned to November 19, 1999 after Abbott announced that it had been notified by the United States Food and Drug Administration of alleged noncompliance with the FDA's Quality System Regulation at Abbott's Diagnostics Division facilities in Lake County, Illinois. Because of the uncertainties surrounding Abbott's business as a result of this announcement, the Perclose board of directors determined to adjourn the meeting until Abbott resolved its situation with the FDA and additional disclosures regarding the resolution were communicated to the public. On November 2, 1999, Abbott announced that it had entered into a consent decree with the FDA relating to these matters. Information regarding this consent decree is contained in the supplement to the proxy statement/prospectus accompanying this letter.

    YOU SHOULD CAREFULLY REVIEW THE ENCLOSED SUPPLEMENT AS WELL AS THE PROXY STATEMENT/PROSPECTUS PREVIOUSLY SENT TO YOU. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER "RECENT DEVELOPMENTS--CONSENT DECREE BETWEEN ABBOTT AND FOOD AND DRUG ADMINISTRATION" IN THE SUPPLEMENT AS WELL AS THE INFORMATION UNDER "RISK FACTORS" IN THE PROXY STATEMENT/PROSPECTUS.

    IF YOU HAVE NOT ALREADY VOTED OR, IF AFTER CAREFULLY READING AND CONSIDERING THE INFORMATION CONTAINED IN THE ACCOMPANYING SUPPLEMENT AND THE PROXY STATEMENT/PROSPECTUS YOU WISH TO CHANGE YOUR VOTE, PLEASE COMPLETE AND SIGN YOUR PROXY AND RETURN IT IN THE ENCLOSED RETURN ENVELOPE AS SOON AS POSSIBLE, SO THAT YOUR SHARES MAY BE REPRESENTED AT THE ADJOURNED SPECIAL MEETING. IF YOU HAVE ALREADY VOTED AND DO NOT WISH TO CHANGE YOUR VOTE, YOU DO NOT NEED TO RETURN ANOTHER PROXY.

    We cannot complete the merger unless the holders of a majority of the outstanding shares of Perclose common stock vote to adopt the merger agreement. An abstention or a failure to vote will have the same effect as a vote against the merger. Only stockholders who held shares of Perclose common stock at the close of business on August 16, 1999 will be entitled to vote at the adjourned special meeting.

    AFTER CAREFUL CONSIDERATION OF THE CIRCUMSTANCES SURROUNDING THE ABBOTT CONSENT DECREE WITH THE FDA, PERCLOSE'S BOARD OF DIRECTORS HAS UNANIMOUSLY REAFFIRMED ITS RECOMMENDATION THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

    Thank you again for your support.

Sincerely,

[SIG]                                                [SIG]
John B. Simpson, M.D.                                Henry A. Plain, Jr.
CHAIRMAN OF THE BOARD                                PRESIDENT AND CHIEF EXECUTIVE OFFICER

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE MERGER DESCRIBED IN THE SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS OR THE ABBOTT COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THE SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   The supplement to the proxy statement/prospectus is dated November 8, 1999 and is first being mailed to stockholders on or about November 8, 1999.

                                 PERCLOSE, INC.
                               400 SAGINAW DRIVE
                         REDWOOD CITY, CALIFORNIA 94063

                            ------------------------

                    NOTICE OF ADJOURNMENT OF SPECIAL MEETING
                      OF STOCKHOLDERS TO NOVEMBER 19, 1999

                             ---------------------

To the Stockholders of Perclose, Inc.:

    The special meeting of the stockholders of Perclose, Inc. on Friday, October 8, 1999 was adjourned to Friday, November 19, 1999, at 8:00 a.m., local time, at our executive offices, located at 400 Saginaw Drive, Redwood City, California 94063, for the following purpose:

        To consider and vote upon a proposal to adopt the merger agreement among Abbott Laboratories, AL Acquisition Corp., a wholly-owned subsidiary of Abbott, and Perclose. Under the merger agreement, Perclose will become a wholly-owned subsidiary of Abbott, and each outstanding share of Perclose common stock will be converted into the right to receive shares of Abbott common stock on the terms more fully described in the proxy statement/prospectus previously sent to Perclose stockholders and in the supplement to the proxy statement/prospectus, dated November 8, 1999.

    We will transact no other business at the special meeting, except such business as may properly be brought before the special meeting or any adjournment of it.

    Only holders of record of shares of Perclose common stock at the close of business on August 16, 1999, the record date for the special meeting, are entitled to notice of, and to vote at, the adjourned special meeting and any further adjournments or postponements of it.

    We cannot complete the merger unless the holders of a majority of the outstanding shares of Perclose common stock vote to adopt the merger agreement. Holders of Perclose common stock have no appraisal rights under Delaware law in connection with the merger.

    FOR MORE INFORMATION ABOUT THE MERGER, PLEASE REVIEW THE PROXY STATEMENT/PROSPECTUS PREVIOUSLY SENT TO YOU, THE MERGER AGREEMENT ATTACHED AS ANNEX 1 TO THE PROXY STATEMENT/PROSPECTUS, AND THE ACCOMPANYING SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS.

    Whether or not you plan to attend the adjourned special meeting, if you have not already voted or if, after reviewing the accompanying supplement to the proxy statement/prospectus you wish to change your vote, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. If you do not vote by proxy or in person at the special meeting, it will have the same effect as a vote against the merger agreement.

    PLEASE DO NOT SEND ANY STOCK CERTIFICATES AT THIS TIME.

                                          By Order of the Board of Directors,

                                          [SIG]

                                          J. Casey McGlynn
                                          SECRETARY

Redwood City, California

November 8, 1999

                                 PERCLOSE, INC.
                       SUPPLEMENT DATED NOVEMBER 8, 1999
              TO PROXY STATEMENT/PROSPECTUS DATED AUGUST 26, 1999
         QUESTIONS AND ANSWERS REGARDING THE ADJOURNED SPECIAL MEETING

Q:  WHY WAS THE SPECIAL MEETING ADJOURNED?

A: On September 28, 1999, Abbott announced that it had been notified by the United States Food and Drug Administration of alleged noncompliance with the FDA's Quality System Regulation at Abbott's Diagnostics Division facilities in Lake County, Illinois. Abbott and the FDA entered into discussions regarding a proposed consent decree relating to these regulations. On October 7, 1999, Perclose announced that, due to the uncertainty surrounding the outcome of the discussions between Abbott and the FDA, additional disclosures to the Perclose stockholders might be necessary prior to the Perclose stockholder vote on the merger with Abbott. As a result, Perclose adjourned its special stockholders meeting on October 8, 1999 to November 19, 1999.

Q:  WHAT DO I NEED TO DO NOW?

A: IF YOU HAVE ALREADY VOTED AND DO NOT WISH TO CHANGE YOUR VOTE, YOU DO NOT NEED TO RETURN ANOTHER PROXY. If you have not already voted or, if after carefully reading and considering the information contained in this supplement to the proxy statement/prospectus and the proxy statement/prospectus, which was previously sent to you, you wish to change your vote, please complete, sign and date your proxy and return it in the enclosed postage-paid return envelope as soon as possible, so that your shares may be represented at the special meeting. If you sign and date and return your proxy and do not indicate how you want to vote, we will count your proxy as a vote in favor of adoption of the merger agreement. If you abstain from voting or do not vote, it will have the same effect as a vote against adoption of the merger agreement. The adjourned special meeting will take place on November 19, 1999. You may attend the special meeting and vote your shares in person. Even if you plan to attend the special meeting, if you have not already voted or wish to change your vote, we recommend that you complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY?

A: Yes. You can change your vote at any time before your proxy is voted at the adjourned special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Vice President of Finance and Administration and Chief Financial Officer of Perclose at the address set forth below. Third, you can attend the special meeting and vote in person. If you hold your shares through a broker or bank, you should follow the instructions provided by that firm to revoke your proxy.

Q: IF MY PERCLOSE SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will not be able to vote your Perclose shares on your behalf unless you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which will have the same effect as a vote against adoption of the merger agreement.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, you will receive written instructions for exchanging your stock certificates. Please do not send in your stock certificates with your proxy.

Q:  WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have any questions about the merger or if you want to revoke your proxy or you need additional copies of this supplement to the proxy statement/prospectus, the proxy statement/prospectus or the enclosed proxy, you should contact:

                               Investor Relations
                                 Perclose, Inc.
                               400 Saginaw Drive
                         Redwood City, California 94063
                           Telephone: (650) 474-3000

                         THE ADJOURNED SPECIAL MEETING

    The adjourned special meeting of Perclose stockholders will be held at our executive offices, 400 Saginaw Drive, Redwood City, California 94063, at
8:00 a.m., local time, on November 19, 1999. At the special meeting, stockholders will be asked to consider and vote upon: (1) the adoption of the merger agreement; and (2) such other business as may properly come before the special meeting or the adjournment or postponement thereof.

WHAT PERCLOSE STOCKHOLDERS WILL RECEIVE IN THE MERGER

    In the merger, holders of Perclose common stock will receive between 1.10 and 1.35 shares of Abbott common stock for each share of Perclose common stock. The exact number will be determined by dividing (1) $54.00 by (2) the average closing price per share of Abbott common stock on the New York Stock Exchange for the twenty full trading days preceding the date of the last full trading day before the adjourned special meeting. If, however, the average closing price per share of Abbott common stock is greater than $49.00, then the exchange ratio remains fixed at 1.10 and the value of the shares of Abbott common stock you receive may exceed $54.00 per share of Perclose common stock. If the average closing price per share of Abbott common stock is less than $40.00, then the exchange ratio remains fixed at 1.35 and the value of the shares of Abbott common stock you receive may be less than $54.00 per share of Perclose common stock. Stockholders will receive cash for any fractional shares which they would otherwise receive in the merger.

    The exchange ratio will be determined before the date of the adjourned special meeting.

RECORD DATE; VOTING POWER

    Perclose stockholders are entitled to vote at the adjourned special meeting if they owned shares of Perclose common stock as of the close of business on August 16, 1999, the record date.

    On the record date, there were 11,197,814 shares of Perclose common stock entitled to vote at the adjourned special meeting. Stockholders will have one vote at the special meeting for each share of Perclose common stock that they owned on the record date.

VOTE REQUIRED

    The affirmative vote of the holders of a majority of the shares of Perclose common stock outstanding on the record date is required to adopt the merger agreement. If a Perclose stockholder abstains from voting or does not vote, either in person or by proxy, it will have the same effect as a vote against adoption of the merger agreement.

                              RECENT DEVELOPMENTS

CONSENT DECREE BETWEEN ABBOTT AND FOOD AND DRUG ADMINISTRATION

    On September 28, 1999, Abbott announced that it had been notified by the United States Food and Drug Administration of alleged noncompliance with the FDA's Quality System Regulation at Abbott's Diagnostics Division facilities in Lake County, Illinois. Abbott and the FDA entered into discussions relating to a proposed consent decree regarding these regulations. On October 7, 1999, Perclose announced that, due to the uncertainty surrounding the outcome of the discussions between Abbott and the FDA, additional disclosures to the Perclose stockholders might be necessary prior to the Perclose stockholder vote on the merger with Abbott. As a result, Perclose adjourned its special stockholders meeting on October 8, 1999 to November 19, 1999.

    On November 2, 1999, Abbott announced that it had reached agreement with the FDA to have a consent decree entered which will settle issues involving Abbott's diagnostic manufacturing operations in Lake County, Illinois. The consent decree requires Abbott to ensure that its diagnostic manufacturing processes in Lake County, Illinois conform with the FDA's current Quality System Regulation. The consent decree does not represent an admission by Abbott of any violation of the Federal Food, Drug and Cosmetic Act or its regulations. The products on the market continue to provide accurate results. Abbott will not need to recall any diagnostic products as a result of the consent decree.

    The decree allows for the continued manufacture and distribution of medically necessary diagnostic products made in Lake County, Illinois, such as assays for hepatitis, retrovirus, cardiovascular disease, cancer, thyroid disorders, fertility, drug monitoring, and congenital and respiratory conditions. However, Abbott is prohibited from manufacturing or distributing certain diagnostic products until Abbott ensures that the processes in its Lake County, Illinois diagnostics manufacturing operations conform with the current Quality System Regulation.

    Under the terms of the consent decree, among other actions, Abbott has agreed to submit to the FDA a proposed master compliance and validation plan to ensure that its processes conform with the current Quality System Regulation. The consent decree requires Abbott to ensure that its facilities are in conformance with the current Quality System Regulation within one year.

    The consent decree has resulted in a one-time pretax charge of $168 million, which includes charges associated with actions required by the FDA and a $100 million payment to the U.S. Government. Abbott believes that fourth quarter earnings may be negatively impacted by as much as two cents per share. For the full-year 2000, sales may be negatively impacted up to $250 million and earnings may be negatively impacted up to 10 cents per share.

    The consent decree does not affect Abbott's MediSense, i-STAT, hematology or Murex products; the clinical chemistry products Abbott
Spectrum-Registered Trademark-, Aeroset-TM- and Alcyon-TM-; or any other Abbott divisions or products. The consent decree also allows Abbott to export diagnostic products and components for sale and distribution outside the United States if they meet the export requirements of the Federal Food, Drug and Cosmetic Act.

RESULTS OF ABBOTT FOR THE QUARTER ENDED SEPTEMBER 30, 1999

    On November 2, 1999, Abbott reported net sales of $3.121 billion for the third quarter of 1999, compared to $3.036 billion for the third quarter of 1998. In the third quarter of 1999, Abbott recognized a one-time $168 million pre-tax charge in connection with the consent decree with the FDA. Abbott reported net earnings of $466.1 million, or $0.30 per diluted share, for the third quarter of 1999 compared to $531.7 million, or $0.34 per diluted share, for the third quarter of 1998.

RESULTS OF PERCLOSE FOR THE QUARTER ENDED SEPTEMBER 30, 1999

    On November 2, 1999, Perclose reported net revenues of $16.5 million for its second fiscal quarter, compared to $9.1 million for the second fiscal quarter of 1998. For the second fiscal quarter of 1999, Perclose reported net income of $2.4 million, or $0.20 per diluted share, compared to $755,000, or $0.07 per diluted share, for the second fiscal quarter of 1998.

         THE MERGER AND RECOMMENDATION OF PERCLOSE'S BOARD OF DIRECTORS

    Abbott and Perclose are not proposing to make any changes in the terms of the merger or the merger agreement. Accordingly, stockholders should refer to the proxy statement/prospectus dated August 26, 1999 and the merger agreement attached as Annex 1 to the proxy statement/prospectus. If you need an additional copy of the proxy statement/prospectus, please contact Perclose Investor Relations at the street address and telephone number or email address set forth on page 1 of this supplement to the proxy statement/prospectus.

    On November 3, 1999, members of Perclose senior management and Perclose's general legal counsel and regulatory counsel and Perclose's financial advisors met with Abbott management at Abbott's principal executive offices for the purpose of reviewing the financial impact of the consent decree between Abbott and the FDA. During this meeting, Perclose's management and legal and financial advisors also reviewed the regulatory matters contained in the decree and discussed with Abbott's management plans for compliance with the decree. On November 4, 1999, Perclose's board of directors met. At this meeting, Perclose's management and legal and financial advisors reviewed with the board the information presented at the meetings with Abbott management. The Perclose board then discussed these matters as well as other matters related to the merger and the merger agreement. The Perclose board then unanimously reaffirmed its recommendation that stockholders vote in favor of the merger.

                       COMPARATIVE PER SHARE INFORMATION

    We have summarized below the following per share information:

    - for Abbott on an historical consolidated basis;

    - for Abbott and Perclose on a pro forma basis (excluding Abbott's proposed merger with ALZA Corporation);

    - for Abbott, Perclose and ALZA on a pro forma basis; and

    - for Perclose on an historical and pro forma equivalent basis.

    If consummated, the ALZA merger is expected to be accounted for as a pooling of interests. Abbott's fiscal year ends on December 31, and Perclose's fiscal year ends on the last Friday in March. For ease of presentation, Perclose's fiscal year end information is shown as ending on March 31 of each year. The historical and unaudited pro forma financial information for the periods presented include Perclose's financial information conformed to Abbott's fiscal years.

    The unaudited "pro forma," the unaudited "pro forma equivalent--Perclose" and the unaudited "pro forma equivalent--Perclose and ALZA" information assumes that the merger of Perclose and Abbott and the merger of Abbott and ALZA were each accounted for as pooling of interests and had each occurred at the beginning of the earliest period presented.

    The unaudited "pro forma equivalent--Perclose" and the unaudited "pro forma--Perclose and ALZA" information was calculated by multiplying the corresponding pro forma combined information by the exchange ratio of 1.35. The actual exchange ratio could range between 1.10 and 1.35. This information shows how each share of Perclose common stock would have participated in net earnings, cash dividends and book value of Abbott if the merger had been completed at the beginning of the earliest period presented. These amounts do not, however, necessarily reflect future per share levels of net earnings, cash dividends or book value of Abbott. The following unaudited comparative and unaudited pro forma per share data is derived from the consolidated financial statements of Abbott, the consolidated historical financial statements of Perclose and the unaudited pro forma financial statements of Abbott, Perclose and ALZA.

    STOCKHOLDERS SHOULD READ THE INFORMATION IN THIS SECTION ALONG WITH ABBOTT'S HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND PERCLOSE'S HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES INCLUDED IN THE DOCUMENTS DESCRIBED UNDER "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 54 OF THE PROXY STATEMENT/PROSPECTUS.

                                                           NINE MONTHS
                                                              ENDED           YEAR ENDED DECEMBER 31,
                                                          SEPTEMBER 30,    ------------------------------
                                                               1999          1998       1997       1996
                                                          --------------   --------   --------   --------
ABBOTT:
  Income per share from continuing operations:
    Basic:
      Historical........................................      $1.17         $1.53      $ 1.36     $ 1.20
      Pro forma for Perclose............................       1.16          1.52        1.34       1.19
      Pro forma for Perclose and ALZA...................       1.13(1)       1.47        1.08(2)    1.16
    Diluted:
      Historical........................................       1.15          1.51        1.34       1.19
      Pro forma for Perclose............................       1.15          1.50        1.32       1.18
      Pro forma for Perclose and ALZA...................       1.10(1)       1.44        1.06(2)    1.14
    Book value per share:
      Historical........................................       4.38          3.77        3.27       3.11
      Pro forma for Perclose............................       4.37          3.76        3.26       3.11
      Pro forma for Perclose and ALZA...................       4.46          3.81        3.25       3.29
    Cash dividends declared per share:
      Historical........................................       0.51          0.60        0.54       0.48
      Pro forma for Perclose............................       0.51          0.60        0.54       0.48
      Pro forma for Perclose and ALZA...................       0.51          0.60        0.54       0.48

PERCLOSE:
  Income (loss) per share from continuing operations:
    Basic:
      Historical........................................      $0.74         $0.10      $(1.59)    $(0.86)
      Pro forma equivalent..............................       1.57          2.05        1.81       1.61
      Pro forma equivalent and ALZA.....................       1.52(1)       1.99        1.46(2)    1.56
    Diluted:
      Historical........................................       0.66          0.10       (1.59)     (0.86)
      Pro forma equivalent..............................       1.55          2.02        1.78       1.59
      Pro forma equivalent and ALZA.....................       1.49(1)       1.95        1.44(2)    1.54
    Book value per share:
      Historical........................................       4.69          3.69        3.53       3.38
      Pro forma equivalent..............................       5.90          5.07        4.41       4.19
      Pro forma equivalent and ALZA.....................       6.02          5.14        4.39       4.44
    Cash dividends declared per share:
      Historical........................................         --            --          --         --
      Pro forma equivalent..............................       0.69          0.81        0.73       0.65
      Pro forma equivalent and ALZA.....................       0.69          0.81        0.73       0.65

------------------------

(1) Includes a charge of $32.6 million related to ALZA's acquisition of SEQUUS Pharmaceuticals, Inc., less a tax benefit of $7.8 million. Before such charge, basic and diluted pro forma income per Abbott share from continuing operations would have been $1.14 and $1.12.

(2) Reflects a total of $368.7 million (or $0.22 per pro forma Abbott share, diluted) of charges, including a $247.0 million charge and $8.0 million of interest expense related to ALZA's distribution of shares of Crescendo Pharmaceuticals Corporation Class A common stock, $108.5 million for acquired in-process research and development, an asset write-down of $11.5 million and costs of $1.8 million related to a work force reduction, less a tax benefit of $8.1 million. Before such charges, pro forma diluted income per Abbott share from continuing operations would have been $1.28.

              SELECTED HISTORICAL FINANCIAL INFORMATION OF ABBOTT

    Abbott is providing the following information to aid you in your analysis of the financial aspects of the merger. Abbott derived this information from audited financial statements for 1994 through 1998 and unaudited financial statements for the nine months ended September 30, 1998 and 1999. In the opinion of Abbott, the unaudited financial statements for the nine months ended September 30, 1998 and 1999 reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for the nine months ended September 30, 1998 and 1999. Results for interim periods should not be considered indicative of results for any other periods or for the year.

    THIS INFORMATION IS ONLY A SUMMARY, AND YOU SHOULD READ IT IN CONJUNCTION WITH ABBOTT'S HISTORICAL FINANCIAL STATEMENTS AND RELATED NOTES AND THE SECTION TITLED "FINANCIAL REVIEW" CONTAINED IN ABBOTT'S ANNUAL REPORTS, QUARTERLY REPORTS AND OTHER INFORMATION ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 54 OF THE PROXY STATEMENT/PROSPECTUS.

                                                                      ABBOTT
                                  ------------------------------------------------------------------------------
                                      NINE MONTHS
                                         ENDED
                                     SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                                  -------------------   --------------------------------------------------------
                                    1999       1998       1998        1997        1996        1995        1994
                                  --------   --------   ---------   ---------   ---------   ---------   --------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
HISTORICAL CONSOLIDATED
  STATEMENT OF OPERATIONS DATA:
Net sales.......................  $9,662.9   $9,147.4   $12,477.8   $11,883.5   $11,013.5   $10,012.2   $9,156.0
Net earnings....................   1,775.4    1,706.9     2,333.2     2,094.5     1,882.0     1,688.7    1,516.7
Earnings per share--diluted.....      1.15       1.10        1.51        1.34        1.19        1.05       0.92
Weighted average shares and
  assumed
  conversions--diluted..........   1,541.0    1,546.6     1,545.7     1,561.5     1,580.6     1,607.3    1,639.8

                                                                            DECEMBER 31,
                                      SEPTEMBER 30,    -------------------------------------------------------
                                           1999          1998        1997        1996        1995       1994
                                      --------------   ---------   ---------   ---------   --------   --------
                                                                   (IN MILLIONS)
HISTORICAL CONSOLIDATED BALANCE
  SHEET DATA:
Working capital.....................    $ 1,549.0      $   591.0   $     3.7   $   137.2   $  436.4   $  400.5
Total assets........................     13,574.2       13,216.2    12,061.1    11,125.6    9,412.6    8,523.7
Total long-term debt................      1,336.4        1,339.7       938.0       932.9      435.2      287.1
Total shareholders' investment......      6,669.7        5,713.7     4,998.7     4,820.2    4,396.8    4,049.4

             SELECTED HISTORICAL FINANCIAL INFORMATION OF PERCLOSE

    Perclose is providing the following information to aid you in your analysis of the financial aspects of the merger. Perclose derived this information from audited financial statements for each of the five fiscal years in the period ended March 31, 1999 and from unaudited financial statements for the six months ended September 30, 1998 and 1999. In the opinion of Perclose, the unaudited financial statements for the six months ended September 30, 1998 and 1999 reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for the six months ended September 30, 1998 and 1999. Results for interim periods should not be considered indicative of results for any other periods or for the year.

    THIS INFORMATION IS ONLY A SUMMARY, AND YOU SHOULD READ IT IN CONJUNCTION WITH PERCLOSE'S HISTORICAL FINANCIAL STATEMENTS (AND RELATED NOTES) AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINED IN PERCLOSE'S ANNUAL REPORTS, QUARTERLY REPORTS AND OTHER INFORMATION ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 54 OF THE PROXY STATEMENT/PROSPECTUS.

                                                                               PERCLOSE
                                     --------------------------------------------------------------------------------------------
                                           SIX MONTHS
                                             ENDED
                                         SEPTEMBER 30,                                 YEAR ENDED MARCH 31,
                                     ----------------------      ----------------------------------------------------------------
                                       1999          1998          1999          1998          1997          1996          1995
                                     --------      --------      --------      --------      --------      --------      --------
                                                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
HISTORICAL CONSOLIDATED
  STATEMENT OF OPERATIONS DATA:
Net sales......................       $ 32.5        $ 17.5        $ 43.3       $  10.6        $  4.5        $ 2.5         $  0.2
Net earnings (loss)............          5.3           1.0           5.5         (13.8)         (9.7)        (8.1)          (7.0)
Earnings (loss) per
  share--diluted...............         0.43          0.09          0.47         (1.38)        (1.02)       (1.76)         (1.56)(1)
Weighted average shares and
  assumed
  conversions--diluted.........         12.4          11.3          11.7          10.0           9.5          4.6            4.5 (1)

                                              SEPTEMBER 30,                                 MARCH 31,
                                              -------------      ----------------------------------------------------------------
                                                  1999             1999          1998          1997          1996          1995
                                              -------------      --------      --------      --------      --------      --------
                                                                                          (IN MILLIONS)
HISTORICAL CONSOLIDATED BALANCE SHEET
  DATA:
Working capital.........................          $43.1           $36.5         $33.8         $27.3         $37.7         $ 8.0
Total assets............................           58.1            49.6          40.5          32.5          40.9          10.9
Total long-term debt....................            0.1              --            --           0.2           0.5           0.6
Total shareholders' investment..........           52.6            44.9          36.9          29.4          38.5           9.0

--------------------------

(1) Pro forma loss per share is presented for 1995, reflecting the assumed conversion of convertible preferred stock that automatically converted into common stock in Perclose's initial public offering.

                   PRO FORMA FINANCIAL INFORMATION OF ABBOTT

    The following describes the pro forma effect of the Perclose merger and the combined effect of the Perclose merger and ALZA merger on (1) Abbott's unaudited income statements for the nine months ended September 30, 1998 and 1999 and the audited income statements for the years ended December 31, 1996, 1997 and 1998 and (2) its unaudited balance sheet as of September 30, 1999 and the audited balance sheets as of December 31, 1996, 1997 and 1998, based on the historical consolidated financial statements of Abbott and the unaudited pro forma financial information for the periods presented, including Perclose's financial information conformed to Abbott's fiscal year end.

    The pro forma financial information and the accompanying notes should be read in conjunction with the historical financial information and related notes of Abbott and Perclose, incorporated by reference in the proxy statement/prospectus. The ALZA financial information used in this supplement to the proxy statement/prospectus has been obtained from ALZA's earnings release of October 20, 1999.

    The pro forma consolidated financial information is provided for informational purposes only and does not purport to represent what Abbott's financial position and results of operations would actually have been had the transactions and other pro forma adjustments in fact occurred at the dates indicated.

    The unaudited pro forma consolidated statement of operations data and consolidated balance sheet information of Abbott illustrate the estimated effects of the Perclose merger and the ALZA merger as if each transaction had occurred at the beginning of the periods presented and end of the periods presented, respectively.

    The managements of Abbott and Perclose have concluded that this merger qualifies as a pooling of interests business combination for accounting purposes. Management of Abbott has determined that the ALZA merger will also qualify as a pooling of interests business combination for accounting purposes. Under this method of accounting, the recorded historical cost basis of the assets and liabilities of Abbott, Perclose and ALZA will be carried forward to the operations of the combined company at their historical recorded amounts. Results of operations of the combined company will include income of each company for the entire fiscal period in which the combination occurs, and the historical results of operations of the separate companies for fiscal years before the merger will be combined and reported as the results of operations of the combined company. No adjustments have been made to the unaudited pro forma financial statement information of Abbott, Perclose and ALZA to conform the accounting policies of the combined company as the nature and amounts of those adjustments are not expected to be significant.

    Some of the conditions to be met for pooling of interests accounting cannot be fully assessed until the passage of specified periods of time after the effective time of the merger, as certain of the conditions for pooling of interests accounting address transactions occurring within these specified periods of time. Certain events, including certain transactions in Abbott common stock, Perclose common stock or ALZA common stock by affiliates, could prevent either merger from ultimately qualifying as a pooling of interests for accounting purposes.

                                                                  ABBOTT LABORATORIES
                                                -------------------------------------------------------
                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                                -------------------   ---------------------------------
                                                  1999       1998       1998        1997        1996
                                                --------   --------   ---------   ---------   ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:(1)
Net sales.....................................  $9,709.7   $9,170.7   $12,512.7   $11,889.3   $11,018.0
Net earnings..................................   1,783.5    1,706.3     2,334.3     2,079.1     1,873.8
Earnings per share--diluted...................      1.15       1.09        1.50        1.32        1.18
Weighted average shares and assumed
  conversions--diluted........................   1,557.6    1,561.9     1,561.0     1,575.1     1,594.0

                                                                                DECEMBER 31,
                                                   SEPTEMBER 30,    ------------------------------------
                                                        1999           1998         1997         1996
                                                   --------------   ----------   ----------   ----------
                                                                       (IN MILLIONS)
PRO FORMA CONSOLIDATED BALANCE SHEET DATA:(1)
Working capital..................................    $1,592.1       $   623.8    $    38.3    $   167.8
Total assets.....................................    13,632.3        13,259.9     12,101.9     11,161.1
Total long-term debt.............................     1,336.5         1,339.7        938.0        933.1
Total shareholders' investment...................     6,722.3         5,753.6      5,036.4      4,852.4

                                                                 ABBOTT LABORATORIES
                                               --------------------------------------------------------
                                                NINE MONTHS ENDED
                                                  SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                               --------------------   ---------------------------------
                                                 1999        1998       1998        1997        1996
                                               ---------   --------   ---------   ---------   ---------
                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
PRO FORMA CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:(2)
Net sales....................................  $10,312.5   $9,645.3   $13,159.6   $12,393.7   $11,464.1
Net earnings.................................    1,864.2(3)  1,789.9    2,442.6     1,803.9(4)   1,955.9
Earnings per share--diluted..................       1.10(3)     1.06       1.44        1.06(4)      1.14
Weighted average shares and assumed
  conversions--diluted.......................    1,712.0    1,713.6     1,712.9     1,724.7     1,741.4

                                                                                DECEMBER 31,
                                                   SEPTEMBER 30,    ------------------------------------
                                                        1999           1998         1997         1996
                                                   --------------   ----------   ----------   ----------
                                                                       (IN MILLIONS)
PRO FORMA CONSOLIDATED BALANCE SHEET DATA:(2)
Working capital..................................    $1,997.1       $   920.9    $   315.2    $   701.2
Total assets.....................................    15,430.3        14,926.5     13,552.6     12,859.7
Total long-term debt.............................     2,316.8         2,305.8      1,870.2      1,826.3
Total shareholders' investment...................     7,393.3         6,285.5      5,402.7      5,523.3

--------------------------

(1) Pro forma for Abbott and Perclose.

(2) Pro forma for Abbott, Perclose and ALZA.

(3) Includes a charge of $32.6 related to ALZA's acquisition of SEQUUS Pharmaceuticals, Inc., less a tax benefit of $7.8. Before such charge, pro forma net earnings and pro forma diluted income per Abbott share from continuing operations would have been $1,889.0 and $1.12.

(4) Reflects a total of $368.7 (or $0.22 per pro forma Abbott share, diluted) of charges, including a $247.0 charge and $8.0 of interest expense related to ALZA's distribution of shares of Crescendo Pharmaceuticals Corporation
    Class A common stock, $108.5 for acquired in-process research and development, an asset write-down of $11.5 and costs of $1.8 related to a work force reduction, less a tax benefit of $8.1. Before such charges, pro forma net earnings and pro forma diluted income per Abbott share from continuing operations would have been $2,172.6 and $1.28.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

    Abbott common stock is listed on the New York Stock Exchange under the trading symbol "ABT." Perclose common stock is quoted on The Nasdaq National Market under the trading symbol "PERC." The following table sets forth, for the periods indicated, dividends and the high and low sales prices per share of Abbott common stock on the New York Stock Exchange Composite Transaction Tape and of Perclose common stock on The Nasdaq National Market. For current price information, stockholders are urged to consult publicly available sources.

                                                             ABBOTT                                     PERCLOSE
                                                          COMMON STOCK                                COMMON STOCK
                                            -----------------------------------------   -----------------------------------------
                                                                            DIVIDENDS                                   DIVIDENDS
CALENDAR PERIOD                                 HIGH             LOW        DECLARED        HIGH             LOW        DECLARED
---------------                             -------------   -------------   ---------   -------------   -------------   ---------
1997
  First Quarter..........................   $ 30 1/4        $ 24 7/8          $.135     $ 28 1/2        $ 19               N/A
  Second Quarter.........................     34 7/16         26 7/16          .135       27 1/4          20               N/A
  Third Quarter..........................     34 1/4          29 3/8           .135       27 3/8          20 3/4           N/A
  Fourth Quarter.........................     34 5/8          28 1/2           .135       27 1/2          18               N/A

1998
  First Quarter..........................     39 7/16         32 1/2            .15       32 3/8          17 3/4           N/A
  Second Quarter.........................     42 11/16        34 7/8            .15       31 15/16        22 21/32         N/A
  Third Quarter..........................     45 11/16        36 5/8            .15       30 1/4           9 3/8           N/A
  Fourth Quarter.........................     50 1/16         39                .15       38 1/16         13 3/8           N/A

1999
  First Quarter..........................     51 7/16         43                .17       50              29 1/8           N/A
  Second Quarter.........................     53 5/16         41 15/16          .17       49 3/8          24 1/8           N/A
  Third Quarter..........................     45 7/8          36 5/16           .17       53 3/4          38 7/8           N/A
  Fourth Quarter (through November 5,
    1999)................................     42 7/8          36 1/16           .17       51 1/2          44 3/4           N/A

N/A -- Not applicable

    The following table sets forth the high and low sales prices per share of Abbott common stock on the New York Stock Exchange Composite Transaction Tape and of Perclose common stock on The Nasdaq National Market on July 7, 1999, the last full trading day before the public announcement of the merger agreement, and on November 5, 1999, the last full trading day before the date of this supplement to the proxy statement/prospectus:

                                                                        ABBOTT                        PERCLOSE
                                                                     COMMON STOCK                   COMMON STOCK
                                                              ---------------------------   ----------------------------
                                                                  HIGH           LOW            HIGH            LOW
                                                              ------------   ------------   ------------   -------------
July 7, 1999................................................  $ 44 7/16      $ 43 7/16      $ 52           $ 48
November 5, 1999............................................  $ 38 7/8       $ 37 7/8       $ 51 1/2       $ 50 11/16

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This supplement to the proxy statement/prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock of Abbott and Perclose and other matters. Statements in this supplement to the proxy statement/ prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income, in each case relating to Abbott and Perclose, wherever they occur in this supplement to the proxy statement/prospectus, are necessarily estimates reflecting the best judgment of the senior management of Abbott and Perclose, as the case may be, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this supplement to the proxy statement/prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

    - competitive pressures among health care products manufacturers and service providers may increase significantly;

    - costs or difficulties related to the integration of the business of Abbott and Perclose may be greater than expected;

    - the consent decree between Abbott and the FDA described on pages 2 and 3 of this supplement to the proxy statement/prospectus and Abbott's ability to return products to the market successfully;

    - general economic or business conditions, either internationally, nationally or in the states in which Abbott or Perclose is doing business, may be less favorable than expected resulting in, among other things, a reduced demand for health care products and services;

    - legislative or regulatory changes may adversely affect the business in which Abbott and Perclose are engaged;

    - technological changes, including "Year 2000" data systems compliance issues, may be more difficult or expensive than anticipated; and

    - changes may occur in the securities markets.

    Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this supplement to the proxy statement/prospectus and the other documents incorporated by reference, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 1998 of Abbott, including any amendments, and the Annual Report on Form 10-K for the year ended March 31, 1999 of Perclose, including any amendments. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this supplement to the proxy statement/prospectus. Neither Abbott nor Perclose undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this supplement to the proxy statement/prospectus or to reflect the occurrence of unanticipated events.